As Filed with the Securities and Exchange Commission on July 23, 2020

1933 Act File No. 333-

1940 Act File No. 811- 03763

Securities and Exchange Commission

Washington, D.C. 20549

_______________________

Registration Statement on

Form S-6

________________________

For Registration Under the Securities Act of 1933

of Securities of Unit Investment Trusts

Registered on Form N-8B-2

A.       Exact Name of Trust: Guggenheim Defined Portfolios, Series 2058

B.       Name of Depositor: Guggenheim Funds Distributors, LLC

C.       Complete Address of Depositor’s Principal Executive Offices:

Guggenheim Funds Distributors, LLC

227 West Monroe Street

Chicago, Illinois 60606

D.       Name and Complete Address of Agent for Service:

Copies to:
Amy Lee, Esq. Vice President and Secretary Guggenheim Funds Distributors, LLC 227 West Monroe Street Chicago, Illinois 60606 (630) 505-3700	Eric F. Fess, Esq. Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603 (312) 845-3000

It is proposed that this filing will become effective (check appropriate box)

[_]	immediately upon filing pursuant to paragraph (b)
[_]	on (date) pursuant to paragraph (b)
[_]	60 days after filing pursuant to paragraph (a)(1)
[_]	on (date) pursuant to paragraph (a)(1) of rule 485
[_]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
E.	Title of Securities Being Registered: Units of fractional undivided beneficial interest.
F.	Approximate Date of Proposed Sale to Public: As soon as practicable after the effective date of the Registration Statement.
[_]	Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated July 23, 2020

Guggenheim Defined Portfolios, Series 2058 (the “Series”)

(A Unit Investment Trust)

The above-referenced Series is comprised of the BDC Scorecard Portfolio, Series 21 (the “trust”).

The attached final prospectus for the prior series of the trust is hereby used as the preliminary prospectus for the above-referenced Series. The narrative information and structure of the attached final prospectus will be substantially similar to that of the final prospectus for this Series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous series.

The registration statement relating to the units of this Series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this Series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Incorporated herein by reference is the final prospectus for Guggenheim Defined Portfolios, Series 2031 (Registration No. 333-237885) as filed on June 17, 2020 which shall be used as the preliminary prospectus for such trust.

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

A.	Bonding Arrangements of Depositor:

The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

Insurer/Policy No.	Amount
National Union Fire Insurance Company of Pittsburgh, Pennsylvania 5692790	$4,000,000

This Registration Statement comprises the following papers and documents.

The Facing Sheet

The Prospectus

The Signatures

Consents of Counsel

Exhibits

The following exhibits:

1.1	Reference Trust Agreement (to be supplied by amendment).
1.1.1	Standard Terms and Conditions of Trust (Reference is made to Exhibit 1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).
2.1	Code of Ethics (Reference is made to Exhibit 2.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).
3.1	Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).
3.2	Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).
4.1	Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).
6.0	Powers of Attorney authorizing Amy Lee to execute the Registration Statement. (Reference is made to Exhibit 6.0 to Amendment No. 1 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 2001 (File No. 333-236113) filed on January 28, 2020).

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 2058 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Chicago, and State of Illinois, on the 23rd day of July, 2020.

Guggenheim Defined Portfolios, Series 2058, Registrant

By:	Guggenheim Funds Distributors, LLC, Depositor

By:     /s/ Amy Lee

Amy Lee

Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature*	Title		Date
		) ) ) )	By:	/s/ Amy Lee Amy Lee Attorney-in-Fact*
Jerry W. Miller*	Chief Executive Officer and President of Guggenheim Funds Distributors, LLC	) ) )		July 23, 2020
Dominick Cogliandro*	Chief Operating Officer of Guggenheim Funds Distributors, LLC	) ) )		July 23, 2020
Julie Jacques*	Treasurer of Guggenheim Funds Distributors, LLC	) ) )		July 23, 2020
Julie Jacques*	Principal Financial Officer of Guggenheim Funds Distributors, LLC	) ) ) )		July 23, 2020
Farhan Sharaff	Chief Investment Officer of Guggenheim Funds Distributors, LLC
/s/ Amy Lee Amy lee	Vice President and Secretary of Guggenheim Funds Distributors, LLC			July 23, 2020

*	Executed copies of the related powers of attorney were filed as Exhibit 6.0 to the Registration Statement of Guggenheim Defined Portfolios, Series 2001 on January 28, 2020

 Consent of Independent Registered Public Accounting Firm

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

Consent of Chapman and Cutler LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 to the Registration Statement.

Consent of Dorsey & Whitney LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.2 to the Registration Statement.

Memorandum

Re: Guggenheim Defined Portfolios, Series 2058

The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

1940 Act

Forms N-8A and N-8B-2

Form N-8A and Form N-8B-2 were filed in respect of Guggenheim Defined Portfolios, Series 718 (and subsequent series) (File No. 333-169214).

1933 Act

The Indenture

The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated December 18, 2001 relative to Claymore Securities Defined Portfolios, Series 116.

Chapman and Cutler LLP

Chicago, Illinois

July 23, 2020